    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 2001

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                              ILEX ONCOLOGY, INC.
             (Exact name of registrant as specified in its charter)

                         DELAWARE                                                   74-2699185
     (State or other jurisdiction of incorporation or                  (I.R.S. Employer Identification No.)
                       organization)

                          4545 HORIZON HILL BOULEVARD
                            SAN ANTONIO, TEXAS 78229
                                 (210) 949-8200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                              RONALD G. TEFTELLER
                       VICE PRESIDENT AND GENERAL COUNSEL
                              ILEX ONCOLOGY, INC.
                          4545 HORIZON HILL BOULEVARD
                            SAN ANTONIO, TEXAS 78229
                                 (210) 949-8200
                           FACSIMILE: (210) 949-8390
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR
                          SERVICE, SHOULD BE SENT TO:

                  PHILLIP M. RENFRO, ESQ.                                  JOSEPH E. MULLANEY III, ESQ.
                  DARIN M. LIPPOLDT, ESQ.                                   MICHAEL R. HARRINGTON, ESQ.
                FULBRIGHT & JAWORSKI L.L.P.                       MINTZ LEVIN COHN FERRIS GLOVSKY AND POPEO, P.C.
               300 CONVENT STREET, SUITE 220                                   ONE FINANCIAL CENTER
                 SAN ANTONIO, TEXAS 78205                                   BOSTON, MASSACHUSETTS 02111
                      (210) 270-7172                                              (617) 542-6000
                 FACSIMILE: (210) 270-7205                                   FACSIMILE: (617) 542-2241

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.
                             ---------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF               AMOUNT OF SHARES      OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
         SECURITIES TO BE REGISTERED            TO BE REGISTERED       PER SHARE(1)           PRICE(1)         REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share.......      5,750,000              $28.65            $164,737,500          $41,184.38
---------------------------------------------------------------------------------------------------------------------------------
Purchase Rights(2)(3)........................      5,750,000                --                   --                   --
---------------------------------------------------------------------------------------------------------------------------------
Total........................................      5,750,000                                $164,737,500          $41,184.38
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low selling prices per share of the registrant's common stock on October 25, 2001 as reported on the Nasdaq National Market.
(2) No fee pursuant to Rule 457(g).
(3) Purchase Rights related to the common stock pursuant to Rights Agreement dated as of April 10, 2001, between Registrant and American Stock Transfer & Trust Co., Rights Agent.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED OCTOBER   , 2001

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                5,000,000 SHARES

                                  [ILEX LOGO]

                                  COMMON STOCK
                               $        PER SHARE

--------------------------------------------------------------------------------

ILEX Oncology, Inc. is offering for sale 5,000,000 shares of its common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol
"ILXO." On October   , 2001, the last reported sale price of our common stock on
the Nasdaq National Market was $     per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                                     PER SHARE      TOTAL
                                                     ---------   ------------
Price to the public................................   $          $
Underwriting discount..............................
Proceeds, before expenses, to us...................

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 750,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.
--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS                                                   UBS WARBURG

                           U.S. BANCORP PIPER JAFFRAY

              The date of this prospectus is               , 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    7
Forward-Looking Statements..................................   14
Market Price of Common Stock................................   15
Use of Proceeds.............................................   15
Capitalization..............................................   17
Dilution....................................................   18
Selected Consolidated Financial Data........................   19
Unaudited Pro Forma Condensed Combined Financial
  Information...............................................   21
Management..................................................   26
Underwriting................................................   29
Where You Can Find More Information.........................   31
Incorporation of Certain Documents by Reference.............   31
Legal Matters...............................................   32
Experts.....................................................   32

                          ---------------------------

"ILEX," "Campath," "MabCampath," "Clofarex," and "APOMINE" are trademarks of ILEX. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

As used in this prospectus, the terms "we," "us," "our," the "Company" and "ILEX" mean ILEX Oncology, Inc. and its subsidiaries (unless the context indicates a different meaning), and the term "common stock" means our common stock, $.01 par value per share.

The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

                               PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the reports incorporated by reference in this prospectus. On October 29, 2001, we entered into a definitive agreement to acquire Millennium Pharmaceuticals' partnership interests in our Campath joint venture. The information disclosed in this prospectus assumes we have completed the acquisition of Millennium's interests in the Campath joint venture. See
"-- Recent Developments" and "Unaudited Pro Forma Condensed Combined Financial Information."

                                  OUR BUSINESS

We are building a leading oncology-focused pharmaceutical company by developing and commercializing a portfolio of novel treatments for both early and late stage cancers. We are leveraging our core competencies in clinical drug development to identify, develop and commercialize our proprietary product candidate pipeline. Our lead product, Campath, has been approved in the United States and Europe for treating patients with refractory chronic lymphocytic leukemia and is distributed by Schering AG and its subsidiary, Berlex Laboratories. In addition, we have five oncology product candidates in clinical trials, three others that we are considering for further clinical development as well as several active preclinical programs. To date, we have built this pipeline primarily through the licensing and acquisition of promising drug candidates. In addition to our clinical development programs, we conduct drug discovery research, translational research and preclinical studies in the fields of angiogenesis inhibition, molecular receptor chemistry and targeted medicinal phosphonate chemistry. Campath was developed in a 50/50 joint venture with Millennium Pharmaceuticals. We are increasing our ownership of the joint venture by acquiring Millenium's interests. We are acquiring Millennium's interest because we believe the transaction will have a positive impact on our income statement and will enable us to more effectively develop Campath in other indications such as other leukemias, lymphomas and multiple sclerosis. In addition, we will have the opportunity to enhance commercialization by co-promoting Campath with our development and marketing partner, Schering.

                          OUR PRODUCT CANDIDATE PIPELINE

In addition to Campath, our product candidate pipeline includes oncology compounds at various stages of development, with significant therapeutic targets and unique mechanisms of action. The following chart identifies the clinical progress of these product candidates as of September 30, 2001.

                                                                                     MARKETING RIGHTS
   PRODUCT                                                                     -----------------------------
  CANDIDATE        TARGET                INDICATION                STATUS      UNITED STATES      OTHER
-------------  --------------  -------------------------------  ------------   -------------  --------------
Campath        CD52            Chronic lymphocytic leukemia     Marketed          Berlex      Schering AG(1)
                               Other hematologic indications    Phase II
                               Multiple sclerosis               Phase II
Eflornithine   Ornithine       Superficial bladder cancer       Phase III          ILEX            ILEX
               Decarboxylase   Familial adenomatous polyposis   Phase III
Clofarex       DNA             Acute leukemia                   Phase II          ILEX(2)     Bioenvision(2)
(Clofarabine)                  Pediatric leukemias              Phase II
                               Chronic lymphocytic leukemia     Phase II
                               Solid tumors                     Preclinical
APOMINE        Farnesoid X     Melanoma                         Phase II           ILEX            ILEX
               receptor        Multiple myeloma                 Phase II(3)
                               Breast cancer                    Phase II
                               Osteoporosis                     Preclinical
ILX-651        Tubulin         Solid tumors                     Phase I            ILEX            ILEX
NM-3           VEGF            Solid tumors                     Phase I            ILEX            ILEX

---------------------------

(1) Schering AG holds worldwide rights except in Japan and East Asia which were retained by ILEX.
(2) ILEX holds marketing rights in North America and Bioenvision holds marketing rights in Europe.
(3) Trial scheduled to commence in the first quarter of 2002.

  Campath

Campath is a humanized monoclonal antibody that binds to a specific target, CD52, on cell surfaces leading the body's immune system to destroy malignant cells. Campath was launched in May 2001 in the United States and in August 2001 in Europe. Our marketing partner, Schering, reported Campath had generated net sales of approximately $16.0 million through September 30, 2001. Campath is also being evaluated in 40 additional oncology trials for the treatment of various lymphatic and hematologic cancers. In addition, we are conducting clinical trials of Campath in autoimmune diseases such as multiple sclerosis.

  Eflornithine

Eflornithine is an orally bioavailable compound that has demonstrated the ability to block ornithine decarboxylase, an enzyme that is known to promote carcinogenesis. In Phase II trials eflornithine exhibited the ability to reduce the severity of premalignant lesions and thereby help prevent such lesions from progressing to cancer. In collaboration with the National Cancer Institute, we have initiated a Phase III trial to evaluate eflornithine as a treatment for patients at risk for recurrence of superficial bladder cancer. We expect to complete this trial in late 2003. In addition, we have just initiated a Phase III trial in patients with familial adenomatous polyposis.

  Clofarex

Clofarex is a second generation nucleoside analogue that interrupts the metabolism of cancer cells. It is in the same class as fludarabine, cladribine and gemcitabine, all approved oncology drugs. In preclinical studies Clofarex was determined to be more potent than fludarabine and cladribine in colon and kidney tumors and in blood borne cancers. In Phase I trials Clofarex induced complete remissions in some adult and pediatric patients with acute leukemias who had failed conventional treatments. Phase II trials are on-going in patients with various types of leukemia. We plan to pursue pivotal trials in both pediatric and adult patients with leukemia and to develop an oral formulation to treat colon cancer.

  APOMINE

APOMINE is an orally bioavailable bisphosphonate ester that targets the nuclear farnesoid X receptor in order to induce apoptosis selectively in cancer cells. APOMINE was well tolerated in Phase I trials and demonstrated anti-tumor activity in patients with melanoma and ovarian cancer. Phase II trials are currently underway in patients with melanoma and patients with breast cancer. We believe APOMINE may also have applications in bone diseases, including osteoporosis.

  ILX-651

ILX-651 is a second generation dolastatin pentapeptide that targets tubulin and interrupts cell mitosis with a different mechanism of action than taxanes. In preclinical studies, ILX-651 was determined to have potent anti-tumor activity against a wide range of solid tumor types, including tumors that are resistant to treatment with taxanes. We recently began Phase I trials with this compound.

  NM-3

NM-3 is an orally bioavailable inhibitor of vascular endothelial growth factor transcription and other growth factors involved in endothelial cell proliferation. Of all the angiogenic factors that lead to the formation of new blood vessels, vascular endothelial growth factor is considered to be one of the most important. Preclinical studies have determined that NM-3 inhibits growth in a variety of tumor models, both as a stand-alone therapy and as a radiation and chemotherapy sensitizer. We are currently conducting two Phase I trials with this compound.

  Drug Discovery and Preclinical Programs

In addition to our product candidates in clinical trials, we have a number of preclinical programs, including angiogenesis inhibitors and signal transduction inhibitors. We have identified a product candidate, Tum 8, which is scheduled to begin clinical trials in 2002. Tum 8 is a synthetic peptide that has potent antiangiogenic activity.

                               OUR TARGET MARKETS

We are currently focused primarily on the oncology market. Cancer encompasses a large number of discrete diseases that afflict many different parts of the human body. The diversity of cancer diseases and their overall prevalence create a large need for new and improved treatments. It is estimated that one in three Americans will be diagnosed with cancer, making it the second leading cause of death in the United States. The worldwide oncology drug market was estimated at $25.0 billion in 2000, representing 10% growth from 1999. We have chosen to focus initially on the oncology market because we believe that oncology clinical trials are often smaller, regulatory approvals can be expedited and favorable pricing and reimbursement terms are often available.

In addition to oncology, we continually evaluate our product candidates for applicability to other disease indications. For example, we believe Campath may prove effective in treating multiple sclerosis and APOMINE may prove effective in treating osteoporosis.

                                  OUR STRATEGY

Our strategic vision is to be a leading oncology pharmaceutical company. We plan to achieve this vision through our aggressive pursuit of commercializing the product candidates in our pipeline. The key elements of our strategy to accomplish this objective are to:

  - Establish Campath as an effective treatment for hematologic malignancies and autoimmune diseases. By broadening the approved label indications, we can greatly increase our target markets for Campath. Together with Schering we are sponsoring more than 40 post-marketing studies to evaluate Campath in these other indications.

  - Build a diversified pipeline of product candidates. We are developing a broad pipeline of product candidates that are in various stages of clinical and preclinical development. We believe this strategy increases the likelihood that we will successfully develop commercially-viable pharmaceutical products. Our approach is intended to reduce our exposure to the impact of any single product failure and increase our flexibility to eliminate programs we deem less promising.

  - License or otherwise acquire complementary products or technologies. In addition to our internal drug discovery efforts, we plan to continue expanding our product candidate pipeline by identifying and evaluating potential products and technologies developed by third parties that we believe fit within our overall pipeline strategy. For example, since 1999 we have acquired Convergence Pharmaceuticals and Symphar. These acquisitions continue to add valuable product candidates to our pipeline.

  - Retain greater U.S. commercialization rights. We intend to continue to retain the rights to commercialize the product candidates in our pipeline in the United States and to establish commercial arrangements with other companies outside the United States.

  - Leverage our core development capabilities. We believe that leveraging the expertise we have acquired conducting clinical trials, our networks of clinical investigators and our regulatory expertise will enable us to better identify innovative drug candidates and design clinical trials aimed to obtain expedited marketing approval.

                           OUR INTELLECTUAL PROPERTY

Patents and other proprietary rights are vital to our business. Our policy is to seek appropriate patent protection both in the United States and abroad for our proprietary technologies. In addition to seeking our own patents, we enter into license agreements with various pharmaceutical companies and research, educational and governmental institutions to obtain patent rights from them to develop and potentially sell products which use the compounds and technologies protected by those patents.

Campath is protected by composition of matter patents issued in the United States, Europe, Australia, Canada and New Zealand, which expire between 2009 and 2015, with the U.S. patent expiring in 2015. Patent applications for Campath are pending in Denmark, Japan and South Africa. The European patent for Campath was issued in February 1989 and the United States patent in December 1998. We own or have licensed United States issued patents on the formulation and/or use of eflornithine that expire between 2008 and 2017. In addition, we have filed or have rights to license patent applications for the use of eflornithine alone and in combination with other drugs to treat and to prevent various cancers. APOMINE is covered by issued composition of matter and method of use patents.

Additionally, we have a worldwide license for ILX-651, including composition of matter patent coverage, which is filed in over 40 countries, including a United States patent expiring at the end of 2015. Clofarex has worldwide patent protection, including both composition of matter and cancer treatment method coverage, expiring between 2008 and 2014 in the United States.

In addition to the 40 United States patents and approximately 290 foreign patents we have licensed from others, we own approximately 15 issued patents in the United States and approximately 40 issued foreign patents. We also have approximately 10 pending patent applications in the United States and approximately 50 foreign applications and we have licensed from others the rights to approximately 20 United States pending patent applications and approximately 190 foreign pending patent applications.

                                   OUR PEOPLE

As a leading drug development organization, we have demonstrated our ability to achieve aggressive development milestones, as well as meet regulatory requirements in both the United States and Europe. We have approximately 345 employees, primarily conducting drug discovery, preclinical research and clinical drug development. We have approximately 55 scientists in Boston, Massachusetts and Geneva, Switzerland focused on angiogenesis, molecular receptor chemistry and other innovative technologies targeted at cancer.

Our drug development organization is comprised of approximately 220 people located principally in San Antonio, Texas, Annapolis, Maryland and near London, England. Of the approximately 275 employees conducting research and development, 45 have doctorate degrees.

Our experienced management team has extensive pharmaceutical expertise and is focused on the short- and long-term success of ILEX. We also enjoy access to an extensive worldwide network of oncology thought leaders and scientific advisors.

                              RECENT DEVELOPMENTS

Campath was originally developed in a 50/50 partnership with Leukosite, Inc. in 1997. Millennium acquired Leukosite and Leukosite's interests in the Campath joint venture two years later. ILEX has served as a general partner of the partnership since its inception through a company equally owned originally with Leukosite and now with Millennium. On behalf of the partnership, we conducted the clinical trials on Campath and had the key role in obtaining marketing approval of Campath in the United States and Europe. In October 2001, we entered into a definitive agreement with Millennium to acquire its partnership interests in the Campath joint venture. The terms of the agreement include an initial cash payment of $20.0 million and an additional $120.0 million in scheduled payments over the next three years, $20.0 million of which may be paid in shares of our common stock. In addition, in the event sales of Campath in the United States exceed certain sales levels beginning in 2005, Millennium will be entitled to additional payments based on these incremental sales. The transaction is subject to customary closing conditions and we anticipate the closing will take place this year.

                           OUR CORPORATE INFORMATION

ILEX was incorporated in Delaware in December 1993 by The Cancer Therapy and Research Center Foundation of South Texas for the purpose of conducting drug development programs and pursuing commercial opportunities which were not within the scope of The Cancer Therapy and Research Center's tax-exempt purpose. Our common stock began trading publicly on February 20, 1997. Our principal offices are located at 4545 Horizon Hill Blvd., San Antonio, Texas 78229 and our telephone number is (210) 949-8200. Information contained on our website, www.ilexonc.com, is not part of this prospectus.

                                  THE OFFERING

Common stock offered......................    5,000,000 shares

Common stock to be outstanding after this
offering..................................    31,443,396 shares

Use of proceeds...........................    As of June 30, 2001, we had cash,
                                              cash equivalents and marketable
                                              securities of $176.8 million. Upon
                                              completion of this offering, we
                                              expect to have approximately
                                              $     million in cash, cash
                                              equivalents and marketable
                                              securities, assuming our sale of
                                              5,000,000 shares of our common
                                              stock at an assumed offering price
                                              of $     , after deducting the
                                              underwriting discount and
                                              estimated offering expenses
                                              payable by us.

                                              We intend to use up to $60.0
                                              million of these resources in the
                                              next two years to fund our
                                              acquisition of Millennium's
                                              partnership interests in the
                                              Campath joint venture. We intend
                                              to use the remaining net proceeds
                                              to expand our clinical trials and
                                              preclinical research; to fund our
                                              research and development programs;
                                              for the note payments associated
                                              with our acquisition of
                                              Millennium's interests in the
                                              Campath joint venture; for
                                              potential licenses or other
                                              acquisitions of complementary
                                              technologies or products; for
                                              general corporate purposes; and
                                              for working capital. For more
                                              information, please see "Use of
                                              Proceeds" on page 15 of this
                                              prospectus.

Nasdaq National Market symbol.............    "ILXO"

The number of shares of our common stock to be outstanding after this offering in the table above is based on the number of shares outstanding as of June 30, 2001, and does not include, as of that date 2,422,454 shares of our common stock issuable upon exercise of outstanding options issued under our stock option plans at a weighted average exercise price of $21.55 per share and an additional 2,191,410 shares of common stock available for future issuance under our stock option plans and employee stock purchase plan.

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option we granted to the underwriters.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                                       SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                     JUNE 30,
                                  -------------------------------------------------   -------------------
                                   1996     1997       1998       1999       2000       2000       2001
                                  ------   -------   --------   --------   --------   --------   --------
                                                                                          (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Operating revenue:
  Product development...........  $3,831   $ 5,027   $  4,622   $  4,646   $  3,381   $  1,659   $  1,526
  Contract research services....   1,537     5,903      9,650     13,457     24,204     12,484     11,793
  Licensing fees................   2,775       300         --         --         --         --         --
                                  ------   -------   --------   --------   --------   --------   --------
Total revenue...................   8,143    11,230     14,272     18,103     27,585     14,143     13,319
Operating expenses:
  Research and development......   3,322     6,590     12,684     16,219     25,419     11,104     16,384
  Licensing costs...............     315       150      3,443         10      5,116      1,050      8,184
  Direct costs of research
    services....................   2,169     4,587     10,875     13,227     19,920     10,741      8,479
  General and administrative....   2,886     6,691      4,354      4,063      7,568      2,304      5,742
  In process research and
    development.................      --        --         --     11,124     14,562         --     21,112
  Special charges...............      --        --         --     13,882         --         --         --
                                  ------   -------   --------   --------   --------   --------   --------
Total operating expenses........   8,692    18,018     31,356     58,525     72,585     25,199     59,901
Operating loss..................    (549)   (6,788)   (17,084)   (40,422)   (45,000)   (11,056)   (46,582)
  Equity in losses of research
    and development partnerships
    and contract research
    affiliate...................    (750)   (4,477)    (5,994)    (7,134)    (5,370)    (1,411)      (501)
Interest income, net............     684     2,583      1,850      1,700     11,747      4,832      5,381
Minority interest in
  consolidated subsidiary.......      --        --         --        (82)      (262)      (150)        --
                                  ------   -------   --------   --------   --------   --------   --------
Provision for foreign income
  taxes.........................      --        --         --        117         97        143         29
Net loss........................  $ (615)  $(8,682)  $(21,228)  $(46,055)  $(38,982)  $ (7,928)  $(41,731)
                                  ======   =======   ========   ========   ========   ========   ========
Net loss per share..............  $(0.07)  $ (0.72)  $  (1.71)  $  (3.04)  $  (1.61)  $  (0.34)  $  (1.59)
                                  ======   =======   ========   ========   ========   ========   ========
Weighted average number of
  shares of common stock
  outstanding...................   8,744    12,118     12,450     15,144     24,285     23,432     26,230

                                                               AS OF JUNE 30, 2001
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                   (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and investments in marketable
  securities................................................  $176,804    $
Working capital.............................................   137,731
Total assets................................................   193,487
Total stockholders' equity..................................   169,423

See notes to our consolidated financial statements incorporated by reference in this prospectus for a description of the number of shares used in the computation of the net loss per common share.

The as adjusted balance sheet data above gives effect to our sale of 5,000,000
shares to be sold at an assumed offering price of $     per share after
deducting the underwriting discount and estimated offering expenses payable by us. The as adjusted column does not reflect our purchase of Millennium's interest in the Campath joint venture. See "Unaudited Pro Forma Condensed Combined Financial Information."

                                  RISK FACTORS

You should carefully consider the following risk factors and other information included or incorporated by reference in this prospectus before deciding to invest in the shares.

RISKS RELATED TO OUR FINANCIAL CONDITION

WE HAVE LIMITED OPERATING HISTORY AND WE EXPECT TO CONTINUE TO GENERATE LOSSES FOR THE FORESEEABLE FUTURE.

We began operations in October 1994 and have only a limited operating history upon which you can evaluate our business. We have incurred losses every year since we began operations. As of June 30, 2001, our accumulated deficit was approximately $158.0 million, including net losses of approximately $39.0 million, $46.1 million and $21.2 million for the years ended December 31, 2000, 1999 and 1998, respectively, and a net loss of $41.7 million for the six months ended June 30, 2001. We have recognized only minimal revenue from product sales to date, and it is possible that significant revenues from product sales will never be achieved. Even if we do achieve significant revenues from product sales, we expect to incur significant operating losses for the forseeable future. It is possible that we will never achieve profitable operations.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL IF NEEDED TO ACCELERATE OUR PRODUCT CANDIDATE DEVELOPMENT OR FOR LICENSING OR ACQUISITION OPPORTUNITIES.

We believe that our existing capital resources, together with the proceeds of this offering, will fund our activities for at least the next twelve months. We may use these resources more quickly if we decide to accelerate the development of our pipeline or because of changes in our research and development programs, potential licenses or acquisitions, changes in our commercialization plans, or other factors affecting our operating expenses or capital expenditures. We may not be able to obtain any future funds that we require, either in the public or private equity markets or otherwise, on acceptable terms, or at all.

If adequate funds are not available, we may have to delay, scale back or eliminate one or more of our development programs, forego a potential transaction, scale back our plans to develop a sales force, or obtain funds by entering into arrangements that may require us to relinquish rights to certain of our products or technologies that we would not otherwise relinquish.

WE MAY NOT COMPLETE THE MILLENNIUM TRANSACTION, AND WE WILL RETAIN BROAD DISCRETION OF THE USE OF MOST OF THE PROCEEDS FROM THIS OFFERING IF THE TRANSACTION IS NOT COMPLETED.

In October 2001 we entered into a definitive agreement with Millennium Pharmaceuticals to acquire their interest in our Campath joint venture. Completion of the acquisition depends on a number of customary standard conditions. We intend to use up to $60.0 million of our existing cash, cash equivalents and marketable securities, together with the net proceeds of this offering, in the next two years to fund the acquisition. If we fail to consummate the acquisition, we will retain broad discretion of the use of these funds. You may not agree with how we spend the proceeds of this offering, and our use of the proceeds may not yield significant return or any return at all. Because of the number and variability of factors that determine our use of the proceeds from this offering, our ultimate use of the proceeds might vary substantially from our currently planned uses. If we do not apply the proceeds effectively, our business will suffer.

RISKS RELATED TO OPERATIONS

CAMPATH IS A NEW TREATMENT OPTION, AND IT MAY NOT GAIN SIGNIFICANT MARKET ACCEPTANCE AMONG PHYSICIANS, PATIENTS AND THE MEDICAL COMMUNITY.

Campath received marketing approval from the FDA in May 2001 and from the European Commission in July 2001. In order for Campath to be successful, we and our marketing partner Schering will need to increase the awareness and acceptance of Campath among physicians, patients and the medical community. Although Schering has launched sales of MabCampath in the United Kingdom and Germany already, it may take two years or longer for Schering to launch sales in every country in Europe. It is too early to determine if Campath will achieve significant market acceptance.

Although Campath is the only product that has been approved by the FDA or the European Commission for treating chronic lymphocytic leukemia in patients who have failed fludarabine therapy, there are other products that compete with Campath. Patients with chronic lymphocytic leukemia are generally treated with alkylating agents first, and, if that treatment fails, then with fludarabine. In addition, Rituxan is also used to treat patients with chronic lymphocytic leukemia. IDEC Pharmaceuticals and Genentech market Rituxan in the United States and have substantially greater financial and marketing resources than do we. Doctors may prescribe any of these products to a patient with chronic lymphocytic leukemia. Alkylating agents, such as chlorambucil, are generally generic products which can be produced and sold less expensively than Campath.

BECAUSE WE HAVE LIMITED MANUFACTURING CAPABILITIES, WE ARE DEPENDENT ON THIRD-PARTY MANUFACTURERS TO MANUFACTURE PRODUCTS FOR US OR WILL BE REQUIRED TO INCUR SIGNIFICANT COSTS AND DEVOTE SIGNIFICANT EFFORTS TO ESTABLISH OUR OWN MANUFACTURING FACILITIES AND CAPABILITIES.

We have limited manufacturing experience and no commercial scale manufacturing capabilities. In order to continue to develop products, apply for regulatory approvals and, ultimately, commercialize additional products, we will need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities.

We currently rely upon third parties to produce material for preclinical testing purposes and clinical trials and expect to continue to do so in the future. We rely on Boehringer Ingelheim as the sole source manufacturer of Campath.

There are a limited number of manufacturers that operate under the FDA's good manufacturing practices regulations capable of manufacturing for us. As a result we have experienced some difficulty finding manufacturers with adequate capacity for our anticipated future needs. If we are unable to arrange for third party manufacturing on commercially reasonable terms, we may not be able to complete development of our product candidates or market them on a timely basis, if at all.

Reliance on third party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party and the possibility of termination or non-renewal of the agreement by the third party, based on its business priorities, at a time that is costly or inconvenient for us. If our third party manufacturers fail to maintain regulatory compliance, our product supply will be interrupted resulting in lost or delayed revenues and delayed clinical trials.

Drug manufacturing facilities are subject to continual review and periodic inspection and manufacturing modifications. Domestic manufacturing facilities are subject to biennial inspections by the FDA, and foreign facilities are inspected by them less frequently. Both must comply with the FDA's current Good Manufacturing Practices, or cGMP, and other regulations. In complying with these regulations, manufacturers must spend funds, time and effort in the areas of production, record keeping, personnel and quality control to ensure full technical compliance. The FDA stringently applies regulatory standards for manufacturing. Failure to comply with any of these post-approval requirements can result in, among other things, warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. This could interrupt our supply for our marketed products and for our clinical trials.

WE HAVE LIMITED MARKETING CAPABILITIES AND WE ARE CURRENTLY DEPENDENT UPON THIRD PARTIES TO SELL AND MARKET CAMPATH. WE WILL BE REQUIRED TO INCUR SIGNIFICANT EXPENSE TO DEVELOP OUR OWN MARKETING CAPABILITIES.

We have no direct experience in marketing, sales or distribution. To achieve commercial success for any product, we must either develop a marketing and sales force or contract with another party to perform those services for us. We depend on Schering and its affiliate, Berlex Laboratories, to market Campath. Our reliance on Schering subjects us to various risks. The terms of our contract with Schering may not be favorable to us in the future. The amount and timing of resources dedicated by Schering to marketing Campath is not within our control, and Schering may not commit enough resources to marketing Campath. Schering could independently develop, or develop with a third party, a drug which competes with Campath. Schering may not perform its obliga-tions as expected and our revenues will be decreased or delayed if Schering breaches or terminates its agreement with us. A dispute may arise between us and Schering, which would be both expensive and time-consuming and may result in additional delayed or decreased revenues for us. We will need to develop a marketing and sales force with sufficient technical expertise and distribution capability, which will require substantial expenditures and management resources. The creation of infrastructure to commercialize pharmaceutical products is an expensive and time-consuming process, and we may be unable to develop the necessary marketing, sales and distribution capabilities.

OUR COMPETITORS MAY DEVELOP PRODUCTS SUPERIOR TO THOSE WE ARE DEVELOPING.

The technological areas in which we work evolve at a rapid pace. Our future success depends upon our ability to compete in the research, development and commercialization of products and technologies in oncology, our area of focus. Many of our competitors have substantially greater research and development capabilities and experience and greater manufacturing, marketing, financial and managerial resources than do we. These competitors may develop products that are superior to those we are developing and render our products or technologies non-competitive or obsolete. In addition, we may not be able to keep pace with technological change.

Significant competitive factors determining whether we will be able to compete successfully include:

  - efficacy and safety of our products;

  - timing and scope of regulatory approvals;

  - product availability;

  - marketing and sales capabilities;

  - reimbursement coverage from insurance companies and others;

  - degree of clinical benefits of our product candidates relative to their costs;

  - method of administering a product;

  - price; and

  - patent protection.

THERE ARE POTENTIAL LIMITATIONS ON THIRD-PARTY REIMBURSEMENT AND OTHER PRICING-RELATED MATTERS THAT COULD REDUCE POTENTIAL SALES OF OUR PRODUCTS AND MAY DELAY OR IMPAIR OUR ABILITY TO GENERATE SIGNIFICANT REVENUES.

The business and financial condition of pharmaceutical and biotechnology companies will continue to be affected by the efforts of government and third-party payors to reduce the cost of health care through various means. In the United States, there have been, and we expect that there will continue to be, a number of legislative proposals aimed at changing the nation's healthcare system. In certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In particular, individual pricing negotiations are often required in many countries of the European Union, irrespective of separate government approval to market a drug.

Although third-party reimbursement is currently not an issue for us, there is a risk that reimbursement will not be available in the future for our products or will not be adequate. If government entities and third-party payors do not provide adequate reimbursement levels, then our revenues will be adversely affected and could cause our stock price to decline.

WE DO BUSINESS INTERNATIONALLY AND ARE SUBJECT TO ADDITIONAL POLITICAL, ECONOMIC AND REGULATORY UNCERTAINTIES.

We may not be able to operate successfully in any foreign market. We currently conduct drug discovery research in our laboratory in Geneva, Switzerland. We also conduct drug development operations near London, England. Schering sells MabCampath in several European countries and intends to sell MabCampath in as many as 17 European countries. We believe that, because the pharmaceutical industry is global in nature, international activities will continue to be a significant part of our future business activities and that a substantial portion of our revenues will be derived from outside the United States. Foreign regulatory agencies often establish standards different from those in the United States, and an inability to obtain foreign regulatory approvals on a timely basis could have an adverse effect on our business. International operations may be limited or disrupted by:

  - imposition of government controls;

  - political or economic instability;

  - trade restrictions;

  - changes in tariffs;

  - restrictions on repatriating profits;

  - taxation; and

  - difficulties in staffing and managing international operations.

Also, our business may be adversely affected by fluctuations in currency exchange rates.

RISKS RELATED TO DRUG DEVELOPMENT

WE MAY BE UNSUCCESSFUL IN OUR EFFORTS TO EXPAND THE NUMBER AND SCOPE OF AUTHORIZED USES OF CAMPATH, WHICH WOULD HAMPER SALES GROWTH AND MAKE IT MORE DIFFICULT FOR US TO ATTAIN PROFITABILITY.

Campath is approved for sale in the United States and Europe for use by patients with refractory chronic lymphocytic leukemia. Under current FDA regulations, we are limited in our ability to promote the use of Campath outside of this approved indication.

We are conducting clinical trials to examine whether or not Campath is safe and effective when used to treat indications other than refractory chronic lymphocytic leukemia. Additional trials in these indications are necessary before we can apply to expand the authorized uses of Campath. We do not know whether these trials will demonstrate safety and efficacy, or if they do, whether we will succeed in receiving regulatory approval to market Campath for additional indications. If the results of some of these trials are negative, or if adverse experiences are reported in these trials or otherwise in connection with the use of Campath by patients, this could affect existing regulatory approvals, undermine physician and patient comfort with the product, limit the commercial success of the product and diminish the acceptance of Campath in the hematological and autoimmune markets. Even if the results of these trials are positive, the impact on sales of Campath may be minimal unless they are accepted by the medical community and we are able to obtain FDA approval to expand the authorized use of Campath. FDA regulations restrict our ability to communicate the results of additional clinical trials to patients, and to a lesser extent, physicians, without first obtaining approval from the FDA to expand the authorized uses for this product.

IF WE ARE NOT ABLE TO DEMONSTRATE THE SAFETY AND EFFICACY OF OUR PRODUCT CANDIDATES IN CLINICAL TRIALS OR IF OUR CLINICAL TRIALS ARE DELAYED, WE WILL NOT BE ABLE TO OBTAIN REGULATORY APPROVAL, OR REGULATORY APPROVAL WILL BE DELAYED, TO MARKET THESE DRUGS.

Clinical testing is a long, expensive and uncertain process. With the exception of Campath, no regulatory agency has approved any of our product candidates and the data we collect from our clinical trials may not be sufficient to support approval. Our clinical trials may not be completed on schedule and the FDA may never approve our product candidates for commercial sale. Furthermore, even if initially positive preclinical studies or clinical trial results are achieved, it is possible that we will obtain different results in the later clinical trials. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II trials may not be repeated in larger Phase II or Phase III trials.

ALL OF OUR POTENTIAL DRUG CANDIDATES ARE SUBJECT TO THE RISKS OF FAILURE INHERENT IN DRUG DEVELOPMENT.

Many of our research and development programs are at an early stage. In addition to the risks described above, there is a possibility that none of our product candidates will or can:

  - meet applicable regulatory standards;

  - be manufactured or produced economically and on a large scale;

  - be a commercially viable drug; or

  - be successfully marketed, particularly if a third party introduces an equivalent or superior product.

DELAYS IN PATIENT ENROLLMENT FOR CLINICAL TRIALS COULD INCREASE COSTS AND DELAY REGULATORY APPROVALS.

The rate of completion of our clinical trials will depend on the rate of patient enrollment. There will be substantial competition to enroll patients in clinical trials for our drugs in development. This competition has delayed some of our clinical trials in the past. In addition, recent improvements in existing drug therapy, particularly for some cancers, may make it more difficult for us to enroll patients in our clinical trials as the patient population may choose to enroll in clinical trials sponsored by other companies or choose alternative therapies. Delays in planned patient enrollment can result in increased development costs and delays in regulatory approvals.

IF WE FAIL TO COMPLY WITH EXTENSIVE REGULATIONS ENFORCED BY THE FDA AND ITS FOREIGN COUNTERPARTS, THE COMMERCIALIZATION OF OUR PRODUCT CANDIDATES WOULD BE PREVENTED OR DELAYED.

Our products are subject to extensive government regulations related to development, clinical trials, manufacturing and commercialization. The process of obtaining FDA and foreign regulatory marketing and pricing approvals is costly, time-consuming, uncertain and subject to unanticipated delays. For example, although MabCampath has been approved for marketing in 17 European countries, to market future products in Europe we must apply to the European Commission for marketing approval. After receiving marketing approval, we then must mutually agree on a pricing structure with each country's regulatory authority prior to launching sales in that particular country. We are unable to predict how long this process will take.

The FDA will refuse to approve an application if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy. Foreign regulatory authorities may also refuse to accept an application or grant any marketing approval.

The FDA and European Commission approvals for Campath require us to conduct a post-approval clinical trial comparing the safety and efficacy of Campath to that of chlorambucil, an alkylating agent that is a frontline treatment for chronic lymphocytic leukemia. Alkylating agents work by disrupting the DNA structure and are believed to be effective in treating chronic lymphocytic leukemia. The post-approval clinical trial and report must be completed by 2006. If we discover adverse safety or efficacy data, our marketing approval may be revoked.

RISKS RELATED TO INTELLECTUAL PROPERTY

IF ANY OF OUR LICENSE AGREEMENTS FOR INTELLECTUAL PROPERTY UNDERLYING A PRODUCT CANDIDATE IS TERMINATED, WE MAY LOSE OUR RIGHTS TO DEVELOP OR MARKET THAT PRODUCT.

We have licensed intellectual property, including patents, patent applications and know-how, from pharmaceutical companies, research institutions and others, including the intellectual property underlying Campath, eflornithine, Clofarex, NM-3 and ILX-651.

Each licensor has the power to terminate its agreement with us if we fail to meet our obligations under that license. We may not be able to meet our obligations under these license agreements. Generally, we have to diligently develop and commercialize the compounds we have licensed and make milestone payments.

If we default under any of these license agreements, we may lose our right to market and sell any products based on the licensed technology. If we were to lose our marketing and sales rights to a compound, we would not be able to replace the resources we used in developing the compound, and we will have to spend additional time and capital resources in finding a replacement product candidate.

WE MAY NOT BE ABLE TO OBTAIN EFFECTIVE PATENTS TO PROTECT OUR TECHNOLOGIES FROM USE BY OTHER COMPANIES, AND PATENTS OF OTHER COMPANIES COULD PREVENT US FROM DEVELOPING OR MARKETING OUR OTHER PRODUCT CANDIDATES.

Our success will depend to a significant degree on our ability to:

  - obtain, maintain and enforce patents;

  - license rights to patents from third parties;

  - protect trade secrets; and

  - operate without infringing on the proprietary rights of others.

It is possible that we will not develop technologies, drugs or processes that result in obtaining a patent. It is also possible that our patent position will not provide sufficient protection against competitors or that patents issued to or licensed by us will be infringed or will be challenged, invalidated or circumvented. Competitors may develop products which compete against our products but fall outside the scope of our patents. In addition, competitors may have filed patent applications, may have been issued patents or may obtain additional patents and proprietary rights relating to technologies, drugs and processes that compete with our technologies, drugs and processes.

If we infringe on the intellectual property rights of others, we will have to either obtain a license for the use of these intellectual property rights, or terminate our use of these rights. We may not be able to obtain licenses to use the technology on commercially reasonable terms, or at all.

We also rely on trade secret protection for our unpatented proprietary technology. Trade secrets are difficult to protect. Other parties could independently develop substantially equivalent proprietary information and techniques or gain access to our trade secrets.

We have attempted to prevent the disclosure and use of our know-how and trade secrets by entering into confidentiality agreements with our employees, consultants and third parties. However, there are risks that:

  - these parties will not honor our confidentiality agreements;

  - others will independently develop equivalent or competing technology;

  - disputes will arise concerning the ownership of intellectual property or the applicability of confidentiality obligations; or

  - disclosure of our trade secrets will occur regardless of these contractual protections.

We often work with consultants and research collaborators at universities and other research organizations. If any of these consultants or research collaborators use intellectual property owned by others as part of their work with us, disputes may arise between us and these other parties as to which one of us has the rights to intellectual property related to or resulting from the work done.

Costly litigation might be necessary to protect our orphan drug designations or patent position or to determine the scope and validity of third-party proprietary rights, and it is possible that we will not have the required resources to pursue such litigation or to protect our patent rights. An adverse outcome in litigation with respect to the validity of any of our patents could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using a product or technology. Any of these results could materially harm our business and financial condition.

OTHER RISKS

THE GENERAL BUSINESS CLIMATE IS UNCERTAIN AND WE DO NOT KNOW HOW THIS WILL IMPACT OUR BUSINESS.

Over the past year, there have been dramatic changes in economic conditions and the general business climate has been negatively impacted. Indices of the United States securities stock markets have fallen precipitously and consumer confidence has waned. Accordingly, many economists theorize that the United States is either in, or about to enter, a recession. Compounding the general unease about the current business climate is the still unknown economic and political impact of September 11, 2001 terrorist attacks in New York, Washington, D.C. and Pennsylvania. We are unable to predict how these factors may affect our business.

IF THE USE OF OUR PRODUCTS HARMS PEOPLE, WE MAY BE SUBJECT TO COSTLY AND DAMAGING PRODUCT LIABILITY CLAIMS OR CLAIMS OF INDIVIDUALS PARTICIPATING IN OUR CLINICAL TRIALS.

We face exposure to product liability claims in the event that the use of any of our products is alleged to have harmed someone. Although we have taken, and continue to take, what we believe are appropriate precautions, there is a risk that we will not be able to avoid significant product liability exposure.

In addition to product liability claims, we may be liable for claims of individuals who participate in the clinical trials of our product candidates. Many of these patients are already critically ill. The waivers we obtain from these individuals may not be enforceable and may not protect us from liability or the costs of the resulting litigation.

We currently have product liability insurance in the amount of $5.0 million per occurrence and in the aggregate for the year and clinical trials insurance in the amount of $5.0 million per occurrence and in the aggregate for the year. There is a risk that our insurance will not be sufficient to cover any product liability or clinical trials claims. There is also a risk that adequate insurance coverage will not be available in the future at acceptable prices. The successful assertion of an uninsured product liability claim against us could cause us to incur a significant expense or could adversely affect our product development. In addition, regardless of merit or eventual outcome, product liability claims may result in decreased demand for the applicable product or our products in general and in injury to our general reputation.

WE ARE SUBJECT TO INFLUENCE FROM EXECUTIVE OFFICERS, DIRECTORS AND SENIOR MANAGEMENT, AND WE HAVE ADOPTED A SHAREHOLDER RIGHTS PLAN WHICH COULD DISCOURAGE OR PREVENT STOCKHOLDERS FROM SELLING THEIR SHARES AT A PREMIUM.

Our rights plan provides, among other things, that if a person or group attempts to acquire 20% or more of our common stock on terms not approved by our Board of Directors, stockholders will be entitled to purchase additional shares of our stock at 50% of the then-current market price. These purchase rights would cause substantial dilution to a person or group that acquires or attempt to acquire 20% or more of our common stock in this manner and, as a result, could delay or prevent a change in control or other transaction that could provide our stockholders with a premium over the then-prevailing market price of their shares or which might otherwise be in their best interests.

Our executive officers, directors (and their affiliates) and senior management, in the aggregate, beneficially owned or controlled approximately 16% of our outstanding common stock at June 30, 2001 and therefore have the ability to exercise substantial influence over the outcome of most stockholders' actions, including the election of the members of the Board of Directors and approval of any change in control transaction. This concentration of ownership could have an adverse effect on the price of our common stock or have the effect of delaying or preventing a change in control or other transaction that could provide our stockholders with a premium over the then-prevailing market price of their shares or which might otherwise be in their best interests.

INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION OF THEIR INVESTMENT.

The offering price of our common stock in this offering is higher than the book value per share of the outstanding common stock. Investors purchasing shares of our common stock in this offering will incur immediate substantial dilution, based on a comparison of the purchase price paid per share of common stock, as compared to the net tangible book value per share of common stock following the offering.

                           FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have filed with the Securities and Exchange Commission that are referenced under "Where You Can Find More Information" contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management's judgment regarding future events. Forward-looking statements typically are identified by use of terms such as "may," "will," "should," "plan," "expect," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. All statements other than statements of historical fact included in this prospectus regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

  - competitive factors;

  - general economic conditions;

  - market acceptance of Campath;

  - the ability to develop safe and efficacious drugs;

  - failure to achieve positive results in clinical trials;

  - our dependence on third parties;

  - uncertainty regarding our patents and patent rights (including the risk that we may be forced to engage in costly litigation to protect such patent rights and the material harm to us if there were an unfavorable outcome of any such litigation);

  - governmental regulation;

  - technological change; and

  - changes in industry practices.

You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus and in the other documents filed with the Securities and Exchange Commission, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

                          MARKET PRICE OF COMMON STOCK

Since February 21, 1997, our common stock has been quoted on the Nasdaq National Market under the symbol "ILXO." The following table sets forth, for the periods indicated, the high and low sales prices of our common stock, as reported on the Nasdaq National Market.

                                                               HIGH     LOW
                                                              ------   ------
1999
  First Quarter.............................................  $13.13   $ 9.50
  Second Quarter............................................   11.69     7.25
  Third Quarter.............................................   19.88     9.00
  Fourth Quarter............................................   29.50    12.06
2000
  First Quarter.............................................  $54.13   $21.63
  Second Quarter............................................   40.50    15.91
  Third Quarter.............................................   44.50    24.00
  Fourth Quarter............................................   40.19    20.14
2001
  First Quarter.............................................  $32.31   $11.00
  Second Quarter............................................   31.14    13.50
  Third Quarter.............................................   30.79    18.40
  Fourth Quarter (through October 25, 2001).................   29.95    25.20

On October   , 2001, the last reported sale price of our common stock on the
Nasdaq National Market was $     per share. As of October 25, 2001, there were
approximately 204 stockholders of record of our common stock.

                                USE OF PROCEEDS

We estimate that the net proceeds from the sale of 5,000,000 shares of common
stock we are offering at an assumed public offering price of $     per share
will be approximately $     million. If the underwriters fully exercise their
over-allotment option, the net proceeds from the sale of the shares we are
offering will be approximately $     million. "Net proceeds" are what we expect
to receive after deducting the underwriting discount and paying our other estimated expenses of this offering.

As of June 30, 2001, we had cash, cash equivalents and marketable securities of $176.8 million. Upon completion of this offering, we will have approximately
$     million in cash, cash equivalents and marketable securities, assuming our sale of 5,000,000 shares of our common stock at an assumed offering price of
$     , after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use up to $60.0 million of our existing cash, cash equivalents and marketable securities or the net proceeds of this offering in the next two years to fund the acquisition of Millennium's partnership interests in the Campath joint venture. We will use the balance of the net proceeds for the following purposes:

  - to expand our clinical trials and preclinical research;

  - to fund our research and development programs;

  - for the note payments associated with our acquisition of Millenium's interests in the Campath joint venture;

  - for potential licenses or other acquisitions of complementary technologies or products;

  - for general corporate purposes; and

  - for working capital.

The timing and amount of our actual expenditures are subject to change and will be based on many factors, including:

  - the successful closing of the Millennium transaction;

  - competitive, technological, market and other developments;

  - the rate of progress of our research and development programs;

  - patient accrual to our clinical trials;

  - the results of our clinical trials;

  - the time and costs of obtaining regulatory approvals;

  - cash flow from operations; and

  - costs incurred in obtaining and enforcing patents and other proprietary rights.

We have discussions from time to time regarding potential acquisitions and licensing opportunities that are complementary to our business. Although we may use a portion of the net proceeds for this purpose, we currently have no material agreements or commitments in this regard other than our acquisition of Millennium's partnership interests in the Campath joint venture. In addition, though we have no current plans to use a portion of the net proceeds to establish our own sales force, in the future we may do so and, if we do, it is possible a portion of the net proceeds will be used for this purpose. We reserve the right, at the sole discretion of our Board of Directors, to reallocate our use of proceeds in response to these and other factors. Until we use the net proceeds of this offering, we intend to invest the funds in interest-bearing securities. We believe our existing cash resources will be sufficient to fund our operations for at least the next 12 months.

                                 CAPITALIZATION

The following table shows:

  - our actual capitalization on June 30, 2001; and

  - our capitalization on June 30, 2001, on an as adjusted basis assuming the
    completion of this offering at an assumed public offering price of $     per
    share, less the underwriting discount and estimated offering expenses payable by us.

                                                                    JUNE 30, 2001
                                                              -------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   ------------
                                                              (UNAUDITED, IN THOUSANDS)
Long-term obligations.......................................  $   2,707     $
                                                              ---------     ---------
Stockholders' equity:
  Preferred stock, $.01 par value; 20,000,000 shares
     authorized; no shares issued and outstanding...........         --
  Common stock, $.01 par value; 100,000,000 shares
     authorized; 26,443,396 shares outstanding, actual; and
     31,443,396 shares outstanding, as adjusted.............        265
Additional paid-in capital..................................    328,029
Accumulated deficit.........................................   (158,051)
Accumulated other comprehensive loss........................       (303)
Treasury stock at cost, 39,000 shares.......................       (517)
                                                              ---------     ---------
     Total stockholders' equity.............................    169,423
                                                              ---------     ---------
          Total capitalization..............................  $ 172,130     $
                                                              =========     =========

The number of shares of our common stock in the actual and as adjusted columns in the table above excludes:

 - 2,422,454 shares of our common stock issuable upon exercise of outstanding options issued under our stock option plans at a weighted average exercise price of $21.55 per share at June 30, 2001; and

 - an additional 2,191,410 shares of common stock available for future issuance under our stock option plans and employee stock purchase plan at June 30, 2001.

The as adjusted column does not reflect the closing of our purchase of Millennium's interest in the Campath joint venture. See "Unaudited Pro Forma Condensed Combined Financial Information."

                                    DILUTION

Our net tangible book value on June 30, 2001 was $169.2 million, or approximately $6.40 per share. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares of common stock outstanding.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of 5,000,000 shares of our common stock in this offering at an assumed
public offering price of $     per share and after deducting the underwriting
discount and our estimated offering expenses, our net tangible book value as of
June 30, 2001 would have been $     per share. This amount represents an
immediate increase to existing stockholders of $     and an immediate and
substantial dilution in net tangible book value of $     per share to purchasers
of common stock in this offering, as illustrated in the following table:

Public offering price per share.............................           $
Net tangible book value per share as of June 30, 2001.......  $ 6.40
Increase in net tangible book value per share attributable
  to this offering..........................................
                                                              ------
Pro forma net tangible book value per share as of June 30,
  2001 after giving effect to this offering.................
                                                                       ------
Dilution per share to new investors in this offering........           $
                                                                       ======

This table:

  - assumes no exercise of options to purchase 2,422,454 shares of common stock at a weighted average exercise price of $21.55 per share outstanding as of June 30, 2001; and

  - does not reflect the closing of our purchase of Millennium's interests in the Campath joint venture.

To the extent that these options are exercised there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

This section presents our selected consolidated financial data. You should carefully read the financial statements included in the reports incorporated by reference in this prospectus, including the notes to the financial statements included in those reports. The selected data in this section is not intended to replace the financial statements.

We derived the statement of operations data for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 and balance sheet data as of December 31, 1996, 1997, 1998, 1999 and 2000 from audited financial statements. We derived the statement of operations data for the six months ended June 30, 2000 and 2001 and the balance sheet data as of June 30, 2000 and 2001 from our unaudited financial statements included in the reports incorporated by reference in this prospectus. We believe that the unaudited historical financial statements contain all adjustments needed to present fairly the information included in those financial statements and that the adjustments made consist only of normal recurring adjustments. Historical results are not necessarily indicative of results that we may expect in the future. Selected consolidated financial data does not reflect the closing of our purchase of Millennium's interest in the Campath joint venture. See "Unaudited Pro Forma Condensed Combined Financial Information."

                                                                                    SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                      JUNE 30,
                              --------------------------------------------------   -------------------
                               1996      1997       1998       1999       2000       2000       2001
                              -------   -------   --------   --------   --------   --------   --------
                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Operating revenue:
 Product development........  $ 3,831   $ 5,027   $  4,622   $  4,646   $  3,381   $  1,659   $  1,526
 Contract research
  services..................    1,537     5,903      9,650     13,457     24,204     12,484     11,793
 Licensing fees.............    2,775       300         --         --         --         --         --
                              -------   -------   --------   --------   --------   --------   --------
Total revenue...............    8,143    11,230     14,272     18,103     27,585     14,143     13,319
                              -------   -------   --------   --------   --------   --------   --------
Operating expenses:
 Research and development...    3,322     6,590     12,684     16,219     25,419     11,104     16,384
 Licensing costs............      315       150      3,443         10      5,116      1,050      8,184
Direct cost of research
services....................    2,169     4,587     10,875     13,227     19,920     10,741      8,479
 General and
  administrative............    2,886     6,691      4,354      4,063      7,568      2,304      5,742
In-process research and
development.................       --        --         --     11,124     14,562         --     21,112
 Special charges(1).........       --        --         --     13,882         --         --         --
                              -------   -------   --------   --------   --------   --------   --------
Total operating expenses....    8,692    18,018     31,356     58,525     72,585     25,199     59,901
                              -------   -------   --------   --------   --------   --------   --------
Operating loss..............     (549)   (6,788)   (17,084)   (40,422)   (45,000)   (11,056)   (46,582)
Equity in losses of research
  and development
  partnerships and contract
  research affiliate........     (750)   (4,477)    (5,994)    (7,134)    (5,370)    (1,411)      (501)
Interest income, net........      684     2,583      1,850      1,700     11,747      4,832      5,381
Minority interest in
  consolidated subsidiary...       --        --         --        (82)      (262)      (150)        --
                              -------   -------   --------   --------   --------   --------   --------
Net loss before income
  taxes.....................     (615)   (8,682)   (21,228)   (45,938)   (38,885)    (7,785)   (41,702)
Provision for foreign income
  taxes.....................       --        --         --        117         97        143         29
                              -------   -------   --------   --------   --------   --------   --------
Net loss....................  $  (615)  $(8,682)  $(21,228)  $(46,055)  $(38,982)  $ (7,928)  $(41,731)
                              =======   =======   ========   ========   ========   ========   ========
Net loss per share..........  $ (0.07)  $ (0.72)  $  (1.71)  $  (3.04)  $  (1.61)  $  (0.34)  $  (1.59)
                              =======   =======   ========   ========   ========   ========   ========
Weighted average number of
  shares of common stock
  outstanding...............    8,744    12,118     12,450     15,144     24,285     23,432     26,230

                                                  DECEMBER 31,                          JUNE 30,
                                ------------------------------------------------   -------------------
                                 1996      1997      1998      1999       2000       2000       2001
                                -------   -------   -------   -------   --------   --------   --------
                                                                                       (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and
  investments in marketable
  securities..................  $22,984   $42,646   $26,025   $89,126   $202,772   $211,801   $176,804
Working capital...............   11,682    33,089    23,942    77,226    151,620    146,626    137,731
Total assets..................   27,374    55,311    42,340   100,706    216,356    225,367    193,487
Total stockholders' equity....   24,826    51,076    35,904    84,579    196,005    206,407    169,423

---------------------------

(1) Special charges include the recognition of $12.3 million of costs associated with the termination of certain agreements. See the notes to our financial statements included in the reports incorporated by reference in this prospectus.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

In October 2001, ILEX entered into a definitive agreement with Millennium Pharmaceuticals, Inc. to acquire its interests in M&I Partners. The terms of the agreement include an initial cash payment of $20.0 million and an additional $120.0 million in scheduled payments over the next three years, $20.0 million of which may be paid in shares of our common stock. These pro forma financial statements assume that we pay the scheduled payments in cash.

The following unaudited pro forma condensed combined financial statements combine the historical consolidated balance sheets and statements of income of ILEX and M&I Partners, giving effect to ILEX's acquisition of Millenium's interests in M&I Partners and the sale of 5,000,000 shares of common stock in this offering at an assumed public offering price of $29.00 per share, less the underwriting discount and our estimated offering expenses. Certain historical balance sheet and income statement amounts of M&I Partners have been reclassified to conform the financial statement presentation of the two companies. We are providing the following information to aid you in your analysis of the financial aspects of the acquisition. The balance sheet information at June 30, 2001, and the income statement information for the six months ended June 30, 2001, were derived from the unaudited financial statements of ILEX and M&I Partners. The income statement information for the year ended December 31, 2000, was derived from the audited financial statements of ILEX and M&I Partners. The information should be read together with our historical financial statements and related notes contained in the ILEX annual reports and other information that we have filed with the SEC and incorporated herein by reference. See "Where You Can Find More Information." The unaudited pro forma condensed combined balance sheet gives effect to the acquisition as if it had occurred on June 30, 2001. The unaudited pro forma condensed combined statements of income assume the acquisition was effected on January 1, 2000. The accounting policies of ILEX and M&I Partners are substantially comparable. The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that ILEX will experience.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                              AS OF JUNE 30, 2001

                                                                              M&I
                                                                ILEX,      PARTNERS,     PRO FORMA     PRO FORMA,
                                                              HISTORICAL   HISTORICAL   ADJUSTMENTS       ILEX
                                                              ----------   ----------   -----------    -----------
                                                                                  (UNAUDITED)
                                                                                 (IN THOUSANDS)
                                                      ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................................  $  14,457     $   146      $115,800(e)    $ 130,403
  Investments in marketable securities......................    125,183       5,537            --         130,720
  Restricted investments....................................      6,635          --            --           6,635
  Accounts receivable, net of allowance for doubtful
    accounts................................................      7,386       1,348         3,078(c)       11,809
                                                                                               (3)(d)
  Interest receivable.......................................      3,290          --            --           3,290
  Prepaid expenses and other................................      2,064         106            --           2,170
                                                              ---------     -------      --------       ---------
        Current assets......................................    159,015       7,137       118,875         285,027
                                                              ---------     -------      --------       ---------
NONCURRENT ASSETS:
  Completed technology......................................         --          --        64,800(e)       64,800
  Investments in marketable securities......................     27,364          --            --          27,364
  Restricted investment.....................................      3,165          --            --           3,165
  Investments in and advances to --
    Research and development partnerships...................     (3,227)         --         3,227(a)           --
  Trademark.................................................         --          --         2,800(e)        2,800
  Intangible asset, net.....................................        262          --            --             262
  Other.....................................................        275          --            --             275
                                                              ---------     -------      --------       ---------
        Other noncurrent assets.............................     27,839          --        70,827          98,666
                                                              ---------     -------      --------       ---------
        Net property and equipment..........................      6,633          --            --           6,633
                                                              ---------     -------      --------       ---------
        Total assets........................................  $ 193,487     $ 7,137      $189,702       $ 390,326
                                                              =========     =======      ========       =========

                                          LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES:
 Accounts payable...........................................  $  11,938     $ 4,213      $     --       $  16,151
 Advances from partners.....................................         --       1,798          (824)(a)          --
                                                                                             (974)(b)
 Accrued subcontractor costs................................      2,287           3            (3)(d)       2,287
 Accrued liabilities........................................      3,203          --            --           3,203
 Current portion of note payable to Millennium..............         --          --        37,559(e)       37,559
 Deferred revenue...........................................      3,856          --            --           3,856
                                                              ---------     -------      --------       ---------
       Current liabilities..................................     21,284       6,014        35,758          63,056
                                                              ---------     -------      --------       ---------
DEFERRED INCOME TAXES.......................................         73          --            --              73
                                                              ---------     -------      --------       ---------
NOTE PAYABLE TO MILLENNIUM..................................         --          --        70,041(e)       70,041
                                                              ---------     -------      --------       ---------
OTHER LONG-TERM OBLIGATIONS.................................      2,707       9,226            --          11,933
                                                              ---------     -------      --------       ---------
CAPITALIZATION:
 Capital -- M&I LLC.........................................         --         (81)           40(a)           --
                                                                                               41(c)
 Capital -- ILEX............................................         --      (4,011)        4,011(a)           --
 Capital -- Millennium......................................         --      (4,011)          974(b)           --
                                                                                            3,037(c)
 Common stock...............................................        265          --            50(e)          315
 Additional paid-in capital.................................    328,029          --       135,750(e)      463,779
 Accumulated deficit........................................   (158,051)         --       (60,000)(e)    (218,051)
 Accumulated other comprehensive loss.......................       (303)         --            --            (303)
 Less -- Treasury stock at cost.............................       (517)         --            --            (517)
                                                              ---------     -------      --------       ---------
       Total capitalization.................................    169,423      (8,103)       83,903         245,223
                                                              ---------     -------      --------       ---------
       Total liabilities and capitalization.................  $ 193,487     $ 7,137      $189,702       $ 390,326
                                                              =========     =======      ========       =========

                 PRO FORMA CONDENSED COMBINED INCOME STATEMENT
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001

                                                                   M&I
                                                     ILEX,      PARTNERS,     PRO FORMA     PRO FORMA,
                                                   HISTORICAL   HISTORICAL   ADJUSTMENTS       ILEX
                                                   ----------   ----------   -----------    ----------
                                                                       (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUE:
  Product royalty revenue(1).....................   $     --     $ 2,291       $    --       $  2,291
  Revenue from distribution agreement............         --       4,754            --          4,754
  Product development............................      1,526          --        (1,444)(f)         82
  Contract research services(2)..................     11,793          --            --         11,793
                                                    --------     -------       -------       --------
          Total revenue..........................     13,319       7,045        (1,444)        18,920
                                                    --------     -------       -------       --------
OPERATING EXPENSES:
  Research and development costs.................     16,384       4,322        (1,444)(f)     19,262
  Licensing fees.................................      8,184          --            --          8,184
  Direct cost of research services...............      8,479          --            --          8,479
  General and administrative.....................      5,742         232            --          5,974
  In-process research and development............     21,112          --            --         21,112
  Prelaunch selling and marketing(1).............         --       3,294            --          3,294
  Amortization expense...........................         --          --         2,414(h)       2,414
                                                    --------     -------       -------       --------
          Total operating expenses...............     59,901       7,848           970         68,719
                                                    --------     -------       -------       --------
OPERATING LOSS...................................    (46,582)       (803)       (2,414)       (49,799)
OTHER INCOME (EXPENSE):
  Equity in losses of --
     Research and development partnerships.......       (501)         --           501(g)          --
     Interest income, net........................      5,381         107         1,152(i)       6,640
     Interest expense............................         --        (307)       (1,976)(j)     (2,283)
                                                    --------     -------       -------       --------
NET LOSS.........................................    (41,702)     (1,003)       (2,737)       (45,442)
                                                    --------     -------       -------       --------
PROVISION FOR FOREIGN INCOME TAXES...............        (29)         --            --            (29)
                                                    --------     -------       -------       --------
NET LOSS.........................................   $(41,731)    $(1,003)      $(2,737)      $(45,471)
                                                    ========     =======       =======       ========
BASIC AND DILUTED NET LOSS PER SHARE.............   $  (1.59)                                $  (1.46)
WEIGHTED AVERAGE NUMBER OF COMMON STOCK
  OUTSTANDING....................................     26,230          --         5,000(k)      31,230

                 PRO FORMA CONDENSED COMBINED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                               M&I
                                                 ILEX,      PARTNERS,     PRO FORMA     PRO FORMA,
                                               HISTORICAL   HISTORICAL   ADJUSTMENTS       ILEX
                                               ----------   ----------   -----------    ----------
                                                                   (UNAUDITED)
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUE:
  Product royalty revenue(1).................   $     --     $     --      $    --       $     --
  Revenue from distribution agreement........         --        9,670           --          9,670
  Product development........................      3,381           --       (2,998)(f)        383
  Contract research services(2)..............     24,204           --           --         24,204
                                                --------     --------      -------       --------
          Total revenue......................     27,585        9,670       (2,998)        34,257
                                                --------     --------      -------       --------
OPERATING EXPENSES:
  Research and development costs.............     30,535        9,777       (2,998)(f)     37,314
  Licensing fees.............................         --        2,550           --          2,550
  Direct cost of research services...........     19,920           --           --         19,920
  General and administrative.................      7,568          399           --          7,967
  In-process research and development........     14,562           --           --         14,562
  Prelaunch selling and marketing(1).........         --        6,968           --          6,968
  Amortization expense.......................         --           --        4,829(h)       4,829
                                                --------     --------      -------       --------
          Total operating expenses...........     72,585       19,694        1,831         94,110
                                                --------     --------      -------       --------
OPERATING LOSS...............................    (45,000)     (10,024)      (4,829)       (59,853)
OTHER INCOME (EXPENSE):
  Equity in losses of --
     Research and development partnerships...     (5,370)          --        5,370(g)          --
     Interest income.........................     11,747          245        4,053(i)      16,045
     Interest expense........................         --         (961)      (6,994)(j)     (7,955)
MINORITY INTEREST IN CONSOLIDATED
  SUBSIDIARY.................................       (262)          --           --           (262)
                                                --------     --------      -------       --------
LOSS BEFORE INCOME TAXES.....................    (38,885)     (10,740)      (2,400)       (52,025)
                                                --------     --------      -------       --------
PROVISION FOR FOREIGN INCOME TAXES...........        (97)          --           --            (97)
                                                --------     --------      -------       --------
NET LOSS.....................................   $(38,982)    $(10,740)     $(2,400)      $(52,122)
                                                ========     ========      =======       ========
BASIC AND DILUTED NET LOSS PER SHARE.........   $  (1.61)                                $  (1.78)
WEIGHTED AVERAGE NUMBER OF COMMON STOCK
  OUTSTANDING................................     24,285           --        5,000(k)      29,285

                          NOTES TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

(1) In connection with the launch of Campath sales in late May 2001, M&I Partners began accounting for their two-thirds profit share of the Campath earnings as "Product Royalty Revenue." Campath earnings represent net product sales less the allowable costs and expenses as designated in the Marketing and Distribution Agreement. Prior to June 2001, as there were no sales of Campath, the expenses associated with the prelaunch selling and marketing activities were recorded as operating expenses.

(2) In February 2001, ILEX announced its intention to transition its focus away from its contract research services business toward its own proprietary products.

EXPLANATION OF PRO FORMA ADJUSTMENTS

(a) To eliminate the ILEX investment in M&I Partners through the removal of their portion of the capital accounts and the ILEX portion of "Advances from partners."

(b)  To eliminate Millennium's portion of the "Advances from partners."

(c) To reflect a receivable from Millennium for their settlement of their negative capital account balance.

(d) To eliminate the intercompany subcontractor liability between ILEX and M&I Partners.

(e) To record the effects of the acquisition of Millennium's interests in M&I Partners and the related issuance of ILEX common stock to fund the purchase. The adjustments reflect net proceeds of $135.8 million after assumed transaction costs of $9.2 million. Twenty million dollars of the net proceeds raised are assumed to be immediately paid to Millennium. The October 25, 2001, ILEX last reported sale price of $29.00 was utilized in determining the number of shares issued to generate the net proceeds. A note payable of approximately $107.6 million has been recorded which represents the present value of the future payments to be made to Millennium. Additionally, assets for completed technology and trademarks have been recorded as well as a reduction in capitalization for an in-process research and development charge.

(f) To eliminate the product development revenue recorded by ILEX and the related operating expenses recorded by M&I Partners.

(g) To eliminate the equity in earnings of M&I Partners from the financial statements of ILEX.

(h) To record amortization of the $64.8 million value assigned to the completed technology and the $2.8 million value assigned to the trademark intangible asset resulting from the acquisition of Millennium's interests.

(i) To reflect interest income on the portion of the proceeds from the equity offering that will be used to fund the required note payments due
     Millennium. Interest income is computed using the           rate as of June
     30, 2001, as this is reflective of the rates currently being earned by ILEX.

(j) To impute the interest expense on the note payable to Millennium. Interest is imputed at 6.5 percent per annum as this is the estimated incremental borrowing rate of ILEX.

(k) To reflect the issuance of additional shares of common stock necessary to raise gross proceeds of $145.0 million.

                                   MANAGEMENT

The following table sets forth certain information concerning our executive officers and directors as of September 30, 2001.

NAME                                      AGE                     POSITION
----                                      ---                     --------
Richard L. Love.........................  58    Chief Executive Officer and Director
Jeffrey H. Buchalter....................  44    President and Director
Michael T. Dwyer........................  56    Executive Vice President, Chief Business
                                                Officer
Ze'ev Shaked, Ph.D......................  55    Executive Vice President, Chief Operating
                                                Officer
Gregory L. Weaver.......................  45    Vice President, Chief Financial Officer
Ronald G. Tefteller.....................  54    Vice President, General Counsel
Gary V. Woods...........................  57    Chairman of the Board
Joseph S. Bailes, M.D...................  44    Director
Jason S. Fisherman, M.D.................  45    Director
Ruskin C. Norman, M.D...................  82    Director
Daniel D. Von Hoff, M.D.................  54    Director

Richard L. Love has served as Chief Executive Officer and a Director of ILEX since we began operations in October 1994 and served as President from October 1994 to August 2001. Mr. Love has more than 32 years of industry experience with more than 19 years in the biosciences industry. Prior to forming ILEX, Mr. Love was Chief Operating Officer of CTRC Research from April 1991 to September 1994. From 1983 through 1991, Mr. Love served as CEO of Triton Biosciences Inc., a subsidiary of Shell Oil Company, and led the sale of Triton to Berlex Laboratories, Inc., a subsidiary of Schering. Mr. Love earned his B.S. and M.S. in Chemical Engineering from Virginia Polytechnic Institute.

Jeffrey H. Buchalter has been President of ILEX since August 2001 and a Director since February 2001. From 1997 to 2000, Mr. Buchalter was Group Vice President and Head for the World Oncology Franchise at Pharmacia Corporation. From 1993 to 1997, Mr. Buchalter was a Group Director with American Home Products, Wyeth Ayerst Laboratories. He was presented the Joseph F. Buckley Memorial Award from the American Cancer Society for commitment to cancer control and involvement in the pharmaceutical oncology field. Additionally, Mr. Buchalter was invited by former President George Bush to serve as a collaborating partner in the National Dialogue on Cancer. Mr. Buchalter received his B.S. from Seton Hall University and his M.B.A. from Temple University.

Michael T. Dwyer has served as Executive Vice President and Chief Business Officer of ILEX since January 2001. He joined ILEX in May 1998 as Vice President and Chief Financial Officer of ILEX until January 2000 and served as a Senior Vice President until January 2001. Prior to that, he served as Senior Vice President and Chief Operating Officer of CerebroVascular Advances, Inc. (CVA), a San Antonio-based contract research organization, from December 1993 to April 1998. CVA was acquired by Quintiles Transnational Corporation in July 1997. Mr. Dwyer is a Certified Public Accountant and spent 16 years with Arthur Andersen LLP as a partner before joining CVA. Mr. Dwyer holds a B.B.A. in accounting from Angelo State University.

Ze'ev Shaked, Ph.D. joined ILEX in July 2000 and has served as Executive Vice President and Chief Operating Officer of ILEX since January 2001. Prior to joining ILEX, Dr. Shaked was a consultant specializing in drug development of biologics, conventional drugs, and medical devices from 1995 to 2000. From 1991 to 1995, he was Senior Vice President, Pharmaceutical Development of ImmuLogic Pharmaceutical Corporation. Dr. Shaked received his B.S. in Chemistry and Physics and his M.S. in Applied Chemistry from The Hebrew University of Jerusalem. Dr. Shaked earned his Ph.D. in Applied Biochemistry and Organic Chemistry from Massachusetts Institute of Technology in 1981.

Gregory L. Weaver has served as Vice President and Chief Financial Officer since January 2000, and as Senior Director, Finance and Administration from March 1999 to January 2000. From April 1996 to February 1999, Mr. Weaver was Vice President and Chief Financial Officer of Prism Technologies. From June 1991 to March 1996, he was a division Chief Financial Officer of one of the Fidelity Capital companies in Massachusetts. Prior to that time, he was with Harte-Hanks Communications, Inc. for four years and with Arthur Andersen LLP for four years. He received his B.B.A. in 1983 from Trinity University and earned his MBA from Boston College in 1992 and is a Certified Public Accountant.

Ronald G. Tefteller has served as Vice President and General Counsel since January 2000, and as Senior Director of Corporate Development and General Counsel since joining ILEX in April 1999. From 1991 to 1999, Mr. Tefteller served as Legal Counsel and consultant to the Methodist Healthcare System. Previously, he spent 10 years at Sage Energy Company as Vice President. He received a B.S. from Texas A&M University in 1970 and a J.D. from The University of Texas School of Law in 1975 after service in the United States Air Force. He also completed the Harvard Graduate School of Business Program for Management Development in 1989.

Gary V. Woods has served as a Director of ILEX since our formation in December 1993 and was elected Chairman of the Board in October 1994. Since 1979, Mr. Woods has been employed as President of McCombs Enterprises, Inc., an organization which invests in automobile dealerships, oil and gas ventures, real estate and broadcasting. He currently serves on the Board of Directors of several organizations, including CTRC, and is Chairman of the Board of Trustees of CTRC Research. Mr. Woods serves as a director of Argonaut Group, Inc. and previously served as a director of Titan Holdings, Inc. and the Greater San Antonio Chamber of Commerce. He also served as President of the San Antonio Spurs of the National Basketball Association from 1988 to 1993. Mr. Woods has been the President of the Minnesota Vikings of the National Football League since August 1998. Mr. Woods received his B.B.A. from Southwest Texas State University and his M.B.A. from Southern Methodist University and is a Certified Public Accountant.

Joseph S. Bailes, M.D., has served as a Director of ILEX since August 1997. He has been Executive Vice President, Clinical Affairs for US Oncology, Inc. since it was formed in June 1999 through the merger of American Oncology Resources, Inc. and Physician Reliance Network, Inc. (PRN). Dr. Bailes served as Executive Vice President and National Medical Director of PRN since its formation in 1993. Since 1986 he has been employed as an oncologist by Texas Oncology, P.A. A board certified oncologist, Dr. Bailes received his medical degree from The University of Texas Southwestern Medical School in Dallas. He is a past President of the American Society of Clinical Oncology. Dr. Bailes serves as an advisory director of Texas Regional Bancshares.

Jason S. Fisherman, M.D., has been a Director of ILEX since September 1995. Dr. Fisherman is currently a partner at Advent International, one of the world's largest private equity investment firms. Prior to joining Advent, Dr. Fisherman served as Senior Director of Medical Research for Enzon, Inc. from 1991 to 1994. Between 1989 and 1992, he managed clinical development of a number of anticancer drugs at the NCI. Dr. Fisherman is currently a director of Exelixis, Inc., Crucell N.V., Oridion Systems Ltd and several private health care companies. Dr. Fisherman received his B.A. in Molecular Biophysics and Biochemistry from Yale, his M.D. from the University of Pennsylvania, and his M.B.A. from Wharton. He is board-certified in internal medicine and medical oncology.

Ruskin C. Norman, M.D., has been a Director of ILEX since our formation in December 1993. Dr. Norman is a past member (Senior Partner) of Radiology Physician Associates, as well as a previous President of St. Luke's Lutheran Hospital in San Antonio. In 1978, he served as Chairman of the National Medical Advisory Committee of the American Health Care Association. Dr. Norman is currently a director of several companies, including CTRC and Compass Bank-San Antonio. Dr. Norman received his B.S. in Pharmacy from the St. Louis College of Pharmacy and his M.D. from the Northwestern University Medical School.

Daniel D. Von Hoff, M.D., has served as a Director of ILEX since we began operations in October 1994. Dr. Von Hoff was named Director of the Arizona Cancer Center in August 1999 and Professor of Medicine at the University of Arizona Health Sciences Center in Tucson. Prior to that, he served as the Director of the Institute for Drug Development since 1989, Chief Executive Officer of CTRC Research since 1995, and a Clinical Professor of Medicine at the UTHSCSA since 1995. He is a past President of the American Association for Cancer Research and is the Co-Director of Research for US Oncology, Inc.

He is widely regarded as one of the world's most experienced developers of new anticancer agents. Dr. Von Hoff has served on the FDA's Oncology Drug Advisory Committee (ODAC) and was a member of the Board of Directors of the American Society of Clinical Oncology. He is the recipient of numerous awards and honors including the K. Bagshawe Honorary Lecture for the British Association for Cancer Research, the EORTC Michel Clavel Lectureship and the Therapeutic Frontiers Lecture Award from the American College of Clinical Pharmacy. He is a Fellow of the American Association for the Advancement of Science and is a recipient of both the Outstanding Professor Award and the Presidential Teaching Award from UTHSCSA. Dr. Von Hoff received his B.S. from Carroll College and his M.D. from Columbia College of Physicians and Surgeons.

                                  UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., UBS Warburg LLC and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters. CIBC World Markets Corp. is acting as sole book running manager for this offering. CIBC World Markets Corp. and UBS Warburg LLC are acting as joint lead managers for this offering.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
CIBC World Markets Corp. ...................................
UBS Warburg LLC.............................................
U.S. Bancorp Piper Jaffray Inc. ............................
                                                                 ---------
  Total.....................................................     5,000,000
                                                                 =========

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about             , 2001 against
payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of
$     per share. The underwriters may also allow, and such dealers may reallow,
a concession not in excess of $     per share to other dealers. After the shares
are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have agreed to grant the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 750,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public
will be $     million, and the total proceeds to us will be $          . The
underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us.

                                             TOTAL WITHOUT EXERCISE OF   TOTAL WITH FULL EXERCISE OF
                                 PER SHARE     OVER-ALLOTMENT OPTION        OVER-ALLOTMENT OPTION
                                 ---------   -------------------------   ---------------------------
ILEX Oncology, Inc.............   $                 $                            $

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $600,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our officers and directors have agreed to a 90-day "lockup" with respect to substantially all shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  - Stabilizing transactions -- The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

  - Over-allotments and syndicate covering transactions -- The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

  - Penalty bids -- If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

  - Passive market making -- Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to certain limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

CIBC World Markets has in the past provided financial advisory services to us. For these services we have paid them customary compensation.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act of 1933. This prospectus is part of that registration statement and does not contain all of the information set forth in the registration statement and its exhibits. You may obtain further information with respect to ILEX by reviewing the registration statement and the attached exhibits, which you may read and copy in public reference rooms at the following locations of the SEC:

Public Reference Room          New York Regional Office       Chicago Regional Office
Judiciary Plaza                Woolworth Building             Citicorp Center
450 Fifth Street, N.W.,        233 Broadway                   500 West Madison Street,
Rm. 1024                       New York, New York 10279       Suite 1400
Washington, D.C. 20549                                        Chicago, Illinois 60661-2511

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of these materials can be obtained from the public reference rooms of the SEC at the above locations, at prescribed rates. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms. The SEC maintains a web site that contains the registration statement, reports, proxy statements and other information regarding ILEX at http://www.sec.gov. Reports, proxy and information and information statements and other information concerning ILEX may be inspected at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the Securities and Exchange Commission will update and supersede this information.

We also incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

        - Annual Report on Form 10-K for the year ended December 31, 2000;

        - Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2001 and a Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2001;

        - Current Reports on Form 8-K dated February 13, February 14, February 28, April 11, and April 27, 2001;

        - The description of our common stock contained in our registration statement on Form 8-A filed on February 14, 1997; and

        - The description of our preferred stock purchase rights contained in our registration statement on Form 8-A filed on April 19, 2001.

These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. In no event, however, will any of the information that we disclose under Item 9 of any Current Report on Form 8-K that we may from time to time file with the Securities and Exchange Commission be incorporated by reference into, or otherwise included in, this prospectus.

Documents incorporated by reference are available from us without charge, excluding all exhibits; except that if we have specifically incorporated by reference an exhibit in this prospectus, the exhibit also will be available without charge. Stockholders may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from ILEX at the following address:

         ILEX Oncology, Inc.
         4545 Horizon Hill Blvd.
         San Antonio, Texas 78229
         Telephone: (210) 949-8200
         Attention: Investor Relations

                                 LEGAL MATTERS

The validity of the securities offered hereby will be passed upon by Fulbright & Jaworski L.L.P. Mintz Levin Cohn Ferris Glovsky and Popeo, P.C. is counsel for the underwriters in connection with the offering.

                                    EXPERTS

The consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, incorporated by reference in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

--------------------------------------------------------------------------------

                              [ILEX ONCOLOGY LOGO]

                              ILEX ONCOLOGY, INC.
                                5,000,000 SHARES
                                  COMMON STOCK
                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                                           , 2001

                               CIBC WORLD MARKETS
                                  UBS WARBURG
                           U.S. BANCORP PIPER JAFFRAY

--------------------------------------------------------------------------------
YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by ILEX in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

Commission registration fee.................................  $ 41,184
Legal fees and expenses.....................................   150,000
Accounting fees and expenses................................   150,000
NASD filing fee.............................................    17,175
Printing Fees...............................................    75,000
Nasdaq Listing Fee..........................................    22,500
Blue sky qualification fees and expenses....................    10,000
Transfer agent fees.........................................     2,500
Miscellaneous...............................................   131,641
                                                              --------
          Total.............................................  $600,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the DGCL empowers the Registrant to, and the Bylaws of the Registrant provide that it shall, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; except that, in the case of an action or suit by or in the right of the Registrant, no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Registrant unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for proper expenses.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Registrant maintains directors' and officers' liability insurance that covers the directors and officers of the Registrant.

ITEM 16. EXHIBITS.

EXHIBIT
  NO.                                   EXHIBIT
-------                                 -------
  1.1    --   Undertaking Agreement (to be filed by amendment)
  5.1    --   Opinion of Fulbright & Jaworski L.L.P. regarding legality
              (filed herewith)
 23.1    --   Consent of Fulbright & Jaworski L.L.P. (contained in Exhibit
              5.1)
 23.2    --   Consent of Arthur Andersen LLP (filed herewith)
 23.3    --   Consent of Arthur Andersen LLP, independent public
              accountant for Millennium and ILEX Partners, L.P. (filed
              herewith)

ITEM 17. UNDERTAKINGS.

(a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned Registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio and State of Texas the 29th day of October, 2001.

                                            ILEX ONCOLOGY, INC.

                                            By:  /s/ JEFFREY H. BUCHALTER
                                              ----------------------------------
                                                     Jeffrey H. Buchalter
                                                          President

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Gregory L. Weaver and Ronald G. Tefteller, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same and all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----

                /s/ GARY V. WOODS                    Chairman of the Board               October 29, 2001
 ------------------------------------------------
                  Gary V. Woods

               /s/ RICHARD L. LOVE                   Chief Executive Officer and a       October 29, 2001
 ------------------------------------------------      Director (Principal Executive
                 Richard L. Love                       Officer)

             /s/ JEFFREY H. BUCHALTER                President and a Director            October 29, 2001
 ------------------------------------------------
               Jeffrey H. Buchalter

              /s/ GREGORY L. WEAVER                  Vice President and Chief            October 29, 2001
 ------------------------------------------------      Financial Officer (Principal
                Gregory L. Weaver                      Financial and Accounting
                                                       Officer)

           /s/ DANIEL D. VON HOFF, M.D.              Director                            October 29, 2001
 ------------------------------------------------
             Daniel D. Von Hoff, M.D.

            /s/ RUSKIN C. NORMAN, M.D.               Director                            October 29, 2001
 ------------------------------------------------
              Ruskin C. Norman, M.D.

                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----

           /s/ JASON S. FISHERMAN, M.D.              Director                            October 29, 2001
 ------------------------------------------------
             Jason S. Fisherman, M.D.

            /s/ JOSEPH S. BAILES, M.D.               Director                            October 29, 2001
 ------------------------------------------------
              Joseph S. Bailes, M.D.

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                    EXHIBIT
-------                                  -------
   1.1    --   Undertaking Agreement (to be filed by amendment)
   5.1    --   Opinion of Fulbright & Jaworski L.L.P. regarding legality
               (filed herewith)
  23.1    --   Consent of Fulbright & Jaworski L.L.P. (contained in Exhibit
               5.1)
  23.2    --   Consent of Arthur Andersen LLP (filed herewith)
  23.3    --   Consent of Arthur Andersen LLP, independent public
               accountant for Millennium and ILEX Partners, L.P. (filed
               herewith)